1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date March 28, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

RESULTS OF THE FIRST 2006 EXTRAORDINARY GENERAL MEETING

The First 2006 Extraordinary General Meeting of the Company was held in the morning of 24 March, 2006. The resolutions as set out in the notice of EGM dated 7 February, 2006 were duly passed at the EGM.

Important:

1.	No resolution was vetoed nor amended in the First 2006 Extraordinary General Meeting of the Company (the “EGM”)

2.	No new resolution was put forward for approval in the EGM

I.	Convening and attendance of the EGM

(1)	Convening of the EGM

1.	Time: 8:30 a.m. on 24 March 2006

2.	Venue: Conference Room at the Company’s headquarters at 298 South Fushan Road, Zoucheng, Shandong Province, the People’s Republic of China

3.	Method: Voting by poll

4.	Convened by: The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”)

5.	President: Wang Xin, chairman of the Board

(2)	Attendance of the EGM

5 shareholders (proxies) attended the EGM, holding 3,206,626,474 shares carrying voting rights, representing 65.20% of the total issued shares of the Company. This was in compliance with the relevant legal requirements. Amongst which, 2,672,000,000 were State-owned legal person shares, 9,860 were A Shares and 534,616,614 were H Shares.

The Board issued a notice of the EGM on 7 February 2006. Details were published in the domestic China Securities Journal and Shanghai Securities News, Wen Wei Po and South China Morning Post of Hong Kong. The convening of the EGM and the resolutions passed at the EGM were in compliance with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company.

II.	Consideration of Resolutions

Through voting by way of poll, the following resolutions were passed at the EGM. The Company’s controlling shareholder, Yankuang Group Corporation Limited, holding 2,672,000,000 shares which represent approximately 54.33% in the issued share capital of the Company as at the date of the EGM, has abstained from voting on the resolutions numbered 1 to 5 in relation to the continuing connected transactions stated below.

1.	To consider and approve “The proposal regarding the Provision of Materials and Water Supply Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008”.

Approved the Provision of Materials and Water Supply Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008 which are RMB535,200,000, RMB565,200,000 and RMB595,200,000 respectively.

2.	To consider and approve “The proposal regarding the Provision of Labour and Services Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008”.

Approved the Provision of Labour and Services Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008 which are RMB854,700,000, RMB912,700,000 and RMB963,700,000 respectively.

3.	To consider and approve “The proposal regarding the Provision of Electricity Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008”.

Approved the Provision of Electricity Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008 which are RMB380,000,000, RMB400,000,000 and RMB420,000,000 respectively.

4.	To consider and approve “The proposal regarding the Provision of Equipment Maintenance and Repair Works Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008”.

Approved the Provision of Equipment Maintenance and Repair Works Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008 which are RMB280,000,000, RMB300,000,000 and RMB320,000,000 respectively.

5.	To consider and approve “The proposal regarding the Provision of Products and Materials Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008”.

Approved the Provision of Products and Materials Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008 which are RMB2,850,000,000, RMB3,050,000,000 and RMB3,250,000,000 respectively.

6.	To consider and approve “The proposal regarding the amendment to The Rules of Proceedings of Supervisory Committee of Yanzhou Coal Mining Company Limited”

Approved Article 20 of The Rules of Proceedings of Supervisory Committee of the Company to be amended to “The Supervisory Committee shall in each year hold at least one general meeting and convene an extraordinary meeting in a timely manner when it is necessary. Written notice of the meeting shall be given to all supervisors at least five days before the general meeting and at least two days before the extraordinary meeting. In the event that the meeting of Supervisory Committee cannot be held as scheduled, an announcement should be made to provide the reasons therefor.”

7.	To consider and approve “The proposal regarding amendment to the articles of association of Yanzhou Coal Mining Company Limited”

Approved Article 89 sub-paragraph 1 of the Company’s articles of association to be amended to “When connected transactions are voted at the general meeting, the connected shareholders shall not participate in voting. The voting shares represented by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed by the general meeting should fully disclose the details of voting by unconnected shareholders.”

III.	Presence of lawyer

The Company has entrusted King & Wood PRC Lawyers to witness the relevant matters at the EGM. King & Wood PRC Lawyers sent Tang Lizi to present at the EGM, who issued a legal opinion concluding that certain matters such as the convening of and the procedures for holding and polling of the EGM were in compliance with the relevant requirements of the laws, regulations, normative documents and the articles of association of the Company and hence the resolutions passed at the EGM were valid and effective.

The Company’s H share registrar, Hong Kong Registrars Limited, was appointed as scrutineer for the purpose of vote-taking at the EGM.

By Order of the Board Yanzhou Coal Mining Company Limited

/s/ Wang Xin
Wang Xin Chairman

Zoucheng, Shandong Province, PRC, 24 March 2006

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

RESULTS OF VOTES IN RELATION TO THE RESOLUTION PASSED AT

THE 2006 FIRST EXTRAORDINARY GENERAL MEETING

	No. of shares carrying voting rights	For			Against			Abstain
Resolution		No. of votes	Percentage (%)		No. of Votes	Percentage (%)		No. of votes	Percentage (%)
The proposal regarding the Provision of Materials and Water Supply Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008	534,552,024	Total: 534,368,624 Non-listed shares:- A Shares: 9,860 H Shares: 534,358,764	99.9657 — 0.0018 99.9638	% % %	Total: 183,400 Non-listed shares:- A Shares: 0 H Shares: 183,400	0.0343 — 0 0.0343	% % %	Total: 0 Non-listed shares:- A Shares: 0 H Shares:-	0 — 0 —	% %

The proposal regarding the Provision of Labour and Services Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008	534,626,474	Total: 534,448,074 Non-listed shares:- A Shares: 9,860 H Shares: 534,438,214	99.9666 — 0.0018 99.9648	% % %	Total: 178,400 Non-listed shares:- A Shares: 0 H Shares: 178,400	0.0334 — 0 0.0334	% % %	Total: 0 Non-listed shares:- A Shares: 0 H Shares:-	0 — 0 —	% %

The proposal regarding the Provision of Electricity Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008	534,575,274	Total: 534,401,874 Non-listed shares:- A Shares: 9,860 H Shares: 534,392,014	99.9676 — 0.0018 99.9657	% % %	Total: 173,400 Non-listed shares:- A Shares: 0 H Shares: 173,400	0.0324 — 0 0.0324	% % %	Total: 0 Non-listed shares:- A Shares: 0 H Shares:-	0 — 0 —	% %

The proposal regarding the Provision of Equipment Maintenance and Repair Works Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008	534,613,274	Total: 534,434,874 Non-listed shares:- A Shares: 9,860 H Shares: 534,425,014	99.9666 — 0.0018 99.9648	% % %	Total: 178,400 Non-listed shares:- A Shares: 0 H Shares: 178,400	0.0334 — 0 0.0334	% % %	Total: 0 Non-listed shares:- A Shares: 0 H Shares:-	0 — 0 —	% %

The proposal regarding the Provision of Products and Materials Agreement and the proposed maximum annual amounts of such transactions for the years 2006 to 2008	534,572,274	Total: 534,388,874 Non-listed shares:- A Shares: 9,860 H Shares: 534,379,014	99.9657 — 0.0018 99.9638	% % %	Total: 183,400 Non-listed shares:- A Shares: 0 H Shares: 183,400	0.0343 — 0 0.0343	% % %	Total: 0 Non-listed shares:- A Shares: 0 H Shares:-	0 — 0 —	% %

The proposal regarding the amendment to The Rules of Proceedings of Supervisory Committee of Yanzhou Coal Mining Company Limited	3,206,378,474	Total: 3,197,420,198 Non-listed shares: 2,672,000,000 A Shares: 9,860 H Shares: 525,410,338	99.7206 88.3339 0.0003 16.3864	% % % %	Total: 8,958,276 Non-listed shares: 0 A Shares: 0 H Shares: 8,958,276	0.2794 0 0 0.2794	% % % %	Total: 0 Non-listed shares: 0 A Shares: 0 H Shares: -	0 0 0 —	% % %

The proposal regarding amendment to the articles of association of Yanzhou Coal Mining Company Limited	3,206,416,274	Total: 3,203,042,074 Non-listed shares: 2,672,000,000 A Shares: 9,860 H Shares: 531,032,214	99.8948 83.3330 0.0003 16.5615	% % % %	Total: 3,374,200 Non-listed shares: 0 A Shares: 0 H Shares: 3,374,200	0.1052 0 0 0.1052	% % % %	Total: 0 Non-listed shares: 0 A Shares: 0 H Shares: -	0 0 0 —	% % %

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310